

BEER CHURCH

BREWING CO.

THE NEW NEW BUFFALO ICON



This presentation has been prepared solely to provide potential investors with the opportunity to determine their preliminary interest in Big Brother Holding Company, LLC. ("Beer Church Brewing Co."). This presentation has been prepared solely for the purpose of assisting interested parties in deciding whether to proceed with their own independent, in-depth investigation and analysis of Beer Church Brewing Co. and does not purport to contain all of the information that may be required to evaluate a possible investment in Beer Church Brewing Co. Interested investors should review the documents contained in the Offering Materials in their entirety prior to making their investment decision.

Certain of the statements in this presentation are forward-looking statements that are based on current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results or future performance relating to Beer Church Brewing Co. to differ materially from those expressed or implied in such statements. There can be no assurance that the Company will generate any particular level of revenue or will be able to operate profitably. Localstake Marketplace LLC expressly disclaims any representation or warranty regarding involvement in or responsibility for any forward looking statements contained herein.



DISCLOSURES



- Beer Church Brewing Co. is a boutique, small-batch craft brewery and wood-fired pizzeria located in a historic, Civil War Era church in downtown New Buffalo, Michigan, one of the few remaining Lake Michigan resort towns without its own hometown brewery.

- The question is not whether New Buffalo can support its own local brewpub; the question is which brewpub concept is worthy of the massive New Buffalo market potential, and which concept can thus best become the next New Buffalo entertainment icon.



A DESTINATION BREWERY FOR A DESTINATION WITHOUT ONE



- Brewery Trail begins Exit 12.

- Exit 1, New Buffalo, MI, natural first or last stop, drivable proximity to the adjacent market segments of Northwest Indiana, South Bend, Mishawaka, and Elkhart, yielding an annual **Share Of Market (SOM) of 53,001.**

- Exit 1 also uniquely offers the greater Chicago and Detroit combination **SOMs of 34,077** annually, further accessible (even walk-able) via quad-daily Amtrack runs (two blocks from Beer Church downtown).







FILLING MICHIGAN BREWERY TRAIL GAP



- Even though this contravenes standard practice of 4X annual repeat visitors in restaurant forecasts, a comfort of conservatism has been baked into all forecasts so that **no return visit is assumed for any segment**, including even New Buffalo Residents and New Buffalo Summer home owners.

- The Capture Rate allows for the assumption that while every visit will include a single beer purchase, only every other guest will purchase an individual pizza and a shared small plate, yielding an average spend of $20.47 per guest.



BEER CHURCH
BREWING CO.

MODEL ASSUMES ONLY SINGLE ANNUAL VISITS



- LTV $20.47 per year
- CAC $5.54 per year
- Beer poured at 43% margin, 34% of revenue
- Pizza 69% margin, 40% of revenue
- Small Plates 50% margin, 25% revenue
- Merchandise accounts for remaining revenue
- Spirit & Wine revenue our 3-way allows not figured in, should be icing on the revenue cake



Financial projections are subject to certain risks of the business and may not be achieved. Please review the Offering Materials for a full description of the risks to be considered when assessing the ability of the Company to continue to achieve these projections, including, but not limited to: a limited operating history, lack of market acceptance, loss of key partners, and changes in demand for the service. There is no guarantee that an investment may achieve any level of return.

BEER CHURCH
BREWING CO.

FINANCIAL EXPECTATIONS



- Opening Late Summer 2016.

- 2 Owners wholly own church + adjacent vacant lot, no mortgage.

- Federal TTB & Michigan 3-Way Liquor License owned and in hand

- Planning Commission approval from City of New Buffalo in hand

- Award-winning commercial construction firm Lee Companies managing the renovation.

- 7 bbl system ready to be installed

- Only Italian-made Ferrara wood-fired oven in Midwest on way.

- Consulting agreement with famed NYC *pizzaiolo* Roberto Caporuscio of *Keste* on Bleecker.

BIG TRACTION





•Our Head Brewer under contract is the award-winning Nate Peck, as first announced by Chicago Tribune Beer Scribe Josh Noel.

•Nate's popular creations include Peck's Porter and the IPA Reactor, and he is already at work on Beer Church recipes including our first signature beer, Pontius Pilate IPA:



BIG HIRE



WEDNESDAY MAY 25, 2016   SPORTS   BREAKING   TRENDING   OPINION   BUSINESS   SUBURB

oatmeal stout and the Swayze Crazy. For many beer lovers, Arclight's highlights are the wood-aged sour beers.

Food: Bring your own.

Find it: 544 N. Main St., Watervliet, Mich.; 269-332-0718; www.arclightbrewing.com

What's next: More breweries are on the way for Berrien County in 2016: Beer Church Brewing (www.beerchurchbrewing.com) plans to open by late summer in a Civil War-era church in New Buffalo with a focus on bigger beers, especially IPAs, and with Tapistry's initial head brewer, Nate Peck at the helm of the brewing operation; Watermark Brewing (www.watermarkbrewing.com) targets a mid-June opening in Stevensville; and Haymarket Brewing (www.haymarketbrewing.com), one of Chicago's most popular brewpubs, aims to open its production facility and taproom in a former Michigan State Police facility in Bridgman in August.

jbnoel@tribpub.com

Twitter @joshbnoel

BEER CHURCH
BREWING CO.



- Almost 600 fans already on Facebook literally begging us to open.

- First announcement of the project covered by ABC News, dozens of newspaper articles since.



ABC 57 STUDIOS
NEW BUFFALO, MI
► Brewery Proposed for Historic Church
2:34


Sheila Teed Buckleitner Eric and I were driving home from Chicago and I made him take a detour. We found your new adventure. Next time I hope to have a beer.
Unlike · Reply · Message · 👍 1 · May 24 at 2:24pm


Bill Hamann Wow - the last time I saw that bell was in 1960 -
Unlike · Reply · Message · 👍 2 · May 24 at 8:15am


Rex Gotcher Looking forward to it.
Unlike · Reply · Message · 👍 1 · May 24 at 11:49am


Bob Geer I hear it
Unlike · Reply · Message · 👍 1 · May 24 at 1:21pm · Edited


Nancy Hunter Ostapowicz Is it open?
Like · Reply · Message · 👍 2 · May 23 at 5:29pm


Julie Haberichter Cannot wait! Hurry, hurry!
Unlike · Reply · Message · 👍 1 · May 23 at 7:48pm


Juli Ann Rabe Boats bars and a few weird dos
Like · Reply · Message · May 24 at 3:10pm


Kristy Maggio Nondorf Are you open yet?
Like · Reply · Message · May 23 at 6:57pm



BEER CHURCH
BREWING CO.

BIG ANTICIPATION



• Of the two Beer Church founders, one, Jane Mayes Simon, a Law Professor at *Notre Dame Law School*, has been named one of the Top 50 Law Professors on Twitter.

• The other, John Lustina, 16-year Chairman of a *Forrester* Top 20 Digital Agency, is personally credited with having been the architect of *Four Seasons Hotels & Resorts* award-winning Social Media strategy for the past decade running.



BIG MARKETING

Dad **Needs Beer!**

$50 Beer Card.

Give Dad **Beer!**

BEER CHURCH
BREWING CO.

BEER CHURCH
BREWING CO.



•The exterior fencing of Beer Church Gardens and much of the expanse of the high-rising walls of the interior of Beer Church will become living canvas painted in the same oeuvre of the famed Wynwood Walls of Miami.

•Our themes and artists for the first year are already set.





BIG ART

BEER CHURCH
BREWING CO.













•Our customers will be able to view the spectacle of the pizza and small plate production process fresh from start to finish, culminating in the majesty of the wood fire. They will see the effort, the hand tossed dough, and the fresh ingredients, which go into their pizza or small plates. Our process is made to be watched and experienced where other places simply give you a quick slice or plate. Our process also involves using our inventory efficiently to keep food fresh and freshly prepared while other restaurants use highly processed ingredients, sauce from concentrate and generic recipes, along with frozen dough. During our first year of operations, we expect to serve an average of 9 pizzas and 11 small plates per hour.

BEER CHURCH
BREWING CO

Wood Fire Pizzas

KOBE WAGYU
House-made fresh Mozzarella, finest thin raw slices of Japanese Kobe Wagyu beef, scorched. 30

SHORT RIB
House-made fresh Burrata & Mozzarella, San Marzano Tomato base, slow-roasted Short Rib. 20

KOREAN STEAK
House-made fresh Burrata & Mozzarella, Prime Filet Medallions, red onion, green onion, Korean BBQ drizzle. 22

FENNEL SAUSAGE
House-made Smoked Mozzarella, San Marzano Tomato base, house made Fennel Sausage with scallions, red onion, pana. 18

CARNE DI MAIALE
House-made Smoked Mozzarella, house-smoked Pork Shoulder with red onion, Carolina BBQ drizzle. 18

PRIMA COLAZIONE
House-made fresh Burrata & Smoked Mozzarella, Tuscan Olive Oil base, thick-sliced Black Forest Bacon, two farm fresh eggs over easy, Bermuda Onion. 18

THAI CHICKEN
House-made fresh Burrata & Mozzarella, Chicken Satay, red Onion, green Onion, Thai Chilis, Peanut Sauce drizzle. 18

DIAVOLO
House-made fresh Burrata & Smoked Mozzarella, San Marzano Tomato base, Soppressatta, Fresno Chilis, scallions. 18

PROSCIUTTO DI PARMA
House-made fresh Burrata & Smoked Mozzarella, Tuscan Olive Oil base, Prosciutto di Parma, fresh pistachios, caramelized onion, rosemary. 20

BIANCO
House-made fresh Mozzarella, Fontina, Parmesan Reggiano, Ricotta, Arugula, sea salt, Sage. 16

MARGHERITA
Mozzarella di Bufala, San Marzano Tomato base, sea salt, basil. 20

MARINARA
San Marzano Tomato base, sea salt, basil. 15

VEGETALE
House-made fresh Mozzarella, San Marzano Tomato base, Eggplant, Parmesan Reggiano, Ricotta, sea salt, basil. 15

Small Plates

KOBE WAGYU
Thin raw slices of Japanese Kobe Wagyu beef scorched in a small cast iron skillet. 15

SHORT RIB
Slow-roasted Short Rib scorched in a small cast iron skillet. 10

KOREAN STEAK
Prime Filet Medallions with Korean BBQ drizzle scorched in a small cast iron skillet. 12

BLACK FOREST BACON
Black Forest Bacon scorched in a small cast iron skillet. 10

DIPPY EGGS
Two farm fresh eggs over easy in a small cast iron skillet with fresh baked bread. 8

PORK SHOULDER
House-smoked Pork Shoulder with Caroline BBQ drizzle in a small cast iron skillet. 8

CHICKEN SATAY
House-made Chicken Satay with Peanut Sauce drizzle in a small cast iron skillet. 8

CHARCUTERIE BOARD
Prosciutto di Parma, Soppressatta, house-made Fennel Sausage, fresh pistachios, Tuscan olives, stone-ground mustard, with fresh baked bread on wood. 10

FORMAGGIO BOARD
Mozzarella di Bufala, Pecorino Romano, Maytag Blue Cheese, Michigan Cherries, Apricot Chutney, with fresh baked bread on wood. 10

Insalata

TUSCAN BREAD
Farm fresh local tomatoes & cucumbers, house-made Tuscan bread, Vidalia onion, basil, sea salt, Balsamic Vinaigrette drizzle. 12

CAPRESE
Farm fresh local tomatoes, house-made fresh Mozzarella, basil, sea salt, Tuscan Olive Oil. 12

BEET
Farm fresh local beets, walnuts, goat cheese, Baby Arugula, Tuscan Olive Oil, Balsamic Vinaigrette drizzle. 12

POWER
Farm fresh local Spring Greens, cucumbers, radishes, carrots, and blueberries, quinoa, chick peas, avocado, house-made hummus, sea salt, Vinaigrette drizzle. 12

Substitute or add Mozzarella di Bufala for $5

BIG SPECTACLE